Exhibit 99.1

BCD Semiconductor Manufacturing Limited Announces Financial Results for the Fiscal Fourth Quarter and Fiscal Year of 2012

SHANGHAI, February 4, 2013 (GLOBE NEWSWIRE) – BCD Semiconductor Manufacturing Limited (“BCD Semiconductor,” the “Company,” “we,” or “us”) (Nasdaq: BCDS), a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs, today announced financial results for the fiscal fourth quarter and the fiscal year ended December 31, 2012.

The results for the fiscal fourth quarter ended December 31, 2012 were as follows:

•	Revenue was $37.0 million, a decrease of 2.8% from $38.0 million for the third quarter of fiscal year 2012 and an increase of 17.9% from $31.3 million for the fourth quarter of fiscal year 2011.

•	Gross margin was 28.1%, compared to 29.1% for the third quarter of fiscal year 2012 and 26.2% for the fourth quarter of fiscal year 2011.

•

Operating expenses were $8.3 million, compared to $8.0 million for the third quarter of fiscal year 2012 and $8.6 million for the fourth quarter of fiscal year 2011. Operating expenses for the fourth quarter of fiscal year 2012 included $285 thousand in share-based compensation expenses and $118 thousand in expenses related to acquired intangible assets, as compared to $193 thousand and $182 thousand, respectively, for the third quarter of fiscal year 2012, and $445 thousand and $140 thousand, respectively, for the fourth quarter of fiscal year 2011.

•

Income (loss) from operations after share-based compensation expenses, expenses related to acquired intangible assets and impairment loss of acquired intangible assets was $2.1 million, compared to $3.0 million for the third quarter of fiscal year 2012 and $(360) thousand for the fourth quarter of fiscal year 2011.

•	GAAP net income was $2.4 million, compared to $3.6 million for the third quarter of fiscal year 2012 and $569 thousand for the fourth quarter of fiscal year 2011.

•	Non-GAAP adjusted net income was $3.5 million, compared to $4.0 million for the third quarter of fiscal year 2012 and $2.4 million for the fourth quarter of fiscal year 2011.

•	GAAP earnings per diluted American Depositary Share (“ADS”) (EPS) was $0.13, compared to $0.19 for the third quarter of fiscal year 2012 and $0.03 for the fourth quarter of fiscal year 2011.

•	Non-GAAP earnings per ADS share (non-GAAP EPS) was $0.19, compared to $0.22 for the third quarter of fiscal year 2012 and $0.13 for the fourth quarter of fiscal year 2011.

•	Number of weighted average fully diluted ADSs was 18,325,553.

•	Cash balance was $36.6 million as of December 31, 2012, compared to $38.9 million as of September 30, 2012 and $64.1 million as of December 31, 2011.

•	Cash flow from operating activities was a net inflow of $2.6 million, compared to $4.2 million for the third quarter of fiscal year 2012 and $5.1 million for the fourth quarter of fiscal year 2011.

•	Capital expenditures were $12.6 million, compared to $8.9 million for the third quarter of fiscal year 2012 and $9.8 million for the fourth quarter of fiscal year 2011.

•	We used $304 thousand of cash to repurchase 75,361 ADSs at an average price of $4.04 per ADS under our authorized share repurchase program.

The results for the fiscal year ended December 31, 2012 are as follows:

•	Revenue was $142.8 million, an increase of 2.1% from $139.9 million for fiscal year 2011.

•	Gross margin was 27.6%, compared to 28.2% for fiscal year 2011.

•	Income from operations was $7.6 million, or 5.3% of revenue, compared to $10.3 million, or 7.4% of revenue, for fiscal year 2011.

•	GAAP net income was $8.4 million, compared to $13.5 million for fiscal year 2011.

•	Non-GAAP adjusted net income was $10.7 million, compared to $16.3 million for fiscal year 2011.

•	Cash flow from operating activities was $7.7 million, compared to $13.3 million for fiscal year 2011.

•	Capital expenditures were $39.5 million, compared to $28.3 million for fiscal year 2011.

“We are pleased with our performance in the fourth quarter of 2012 as it reflects a return to normal seasonality and increased traction of our AC/DC solutions on the market,” said Chieh Chang, Chief Executive Officer of BCD Semiconductor. “Entering 2013, we remain optimistic as we continue to stay focused on our business model and roll out innovative analog power management solutions.”

Business Outlook

Revenue for the first quarter of fiscal year 2013 is expected to be in the range of $33 to $37 million, representing at mid-point a decrease of approximately 5.3% compared to the fourth quarter of fiscal year 2012 and a growth of approximately 11.8% compared to the first quarter of fiscal year 2012. Gross margins are expected to be in the range of 20.0% to 24.0% of revenue. Operating expenses exclusive of share based compensation expenses and expenses related to acquired intangible assets are expected to be approximately $7.9 million. We expect our capital expenditures to be approximately $3.0 million in the first quarter of fiscal year 2013. As previously announced, on December 26, 2012, BCD Semiconductor entered into an Agreement and Plan of Merger with Diodes Incorporated pursuant to which Diodes Incorporated will acquire BCD Semiconductor. The forecasts for the first quarter of fiscal year 2013 provided in this paragraph do not account for any impact that may result from the completion of such acquisition.

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected revenues, gross margins, operating expenses, income tax rate, capital expenditures and shares used to calculate earnings per share under the section titled “Business Outlook,” statements regarding our expectation of continuing to roll out innovative analog power management solutions. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our products; our ability to achieve design wins; general business and economic conditions; our ability to identify and consummate strategic transactions; the state of the semiconductor industry and seasonality of our markets; any impact that may result from the sale of our company to Diodes Incorporated; and other risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 25, 2012, and other filings with the SEC. Underlying assumptions subsequently proving to be incorrect or other unknown or unpredictable factors could also cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and BCD Semiconductor undertakes no duty to update such information, except as required under applicable law.

Conference Call and Webcast

BCD Semiconductor plans to conduct an investor teleconference and live webcast to discuss the financial results for the fiscal fourth quarter and fiscal year ended December 31, 2012, its outlook for the first quarter of 2013 and other business matters today, February 4, 2013 at 2:00 pm PT / 5:00 pm ET. To listen to the live conference call, please dial 855-500-8701 (or +65 6723 9385 if dialing from outside the U.S.A.). The conference ID number is 87107622. A live webcast of the call will also be available in the “Event Calendar” section of the Company’s investor relations website, http://ir.bcdsemi.com/. The webcast replay will be available for seven days after the live call on the same website. To listen to the conference call replay, please dial 855-452-5696 (or +61 2 8199 0299 if dialing from outside the U.S.A.) The conference ID number for the replay is 87107622.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with GAAP, we disclose certain non-GAAP financial measures, including non-GAAP adjusted net income and non-GAAP EPS. These supplemental measures exclude share-based compensation expenses that are non-cash charges, gain or loss on valuation of warrant liabilities, impairment loss and expenses related to acquired intangible assets, impairment of equity investments and related tax impact. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP adjusted net income, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in the tables attached to this press release. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

About BCD Semiconductor

BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) is a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits. Our broad product portfolio targets primarily rapidly growing, high volume market segments such as mobile phones, LCD televisions and monitors, personal computers, adapters and chargers. As an IDM, we integrate product design and process technology to optimize product performance and cost, and offer system-level solutions with quality and reliability. Our China-based operations also give us immediate access to the fast growing electronics industry in Asia, enabling us to align our product development efforts with market trends and provide timely and effective technical support to our customers. For more information, please visit http://www.bcdsemi.com.

The following consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“GAAP”).

CONTACT:	Jean-Claude Zhang Chief Financial Officer Tel: +86 21 2416 2298 IR@bcdsemi.com

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Balance Sheets - GAAP

(in thousands of US dollars)

(Unaudited)

	As of
	December 31, 2011	September 30, 2012	December 31, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalent	$64,137	$38,944	$36,553
Restricted cash	7,702	9,935	10,041
Accounts receivable, net	20,444	26,762	22,743
Inventories, net	27,966	31,344	34,294
Excess value-added tax paid	2,414	4,381	5,046
Receivable from ZiZhu	4,028	1,637	855
Prepaid expenses and other current assets	6,379	3,039	4,464

Total current assets	133,070	116,042	113,996

PROPERTY, PLANT AND EQUIPMENT, NET	66,421	84,193	92,167
LAND USE RIGHT, NET	3,081	3,009	3,018
ACQUIRED INTANGIBLE ASSETS, NET	2,019	1,684	1,575
INVESTMENT IN EQUITY SECURITIES	1,115	2,685	1,935
GOODWILL	284	293	295
OTHER ASSETS	3,274	6,301	7,158

TOTAL	$209,264	$214,207	$220,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$8,300	$10,800	$17,800
Accounts payable	17,004	23,563	21,268
Notes payable	21,449	14,509	14,716
Accrued expenses	3,791	5,012	5,317
Payable for purchase of property, plant and equipment	10,676	7,562	4,579
Withholding tax liability	1,828	1,832	1,830
Other current liabilities	2,126	2,923	3,528

Total current liabilities	65,174	66,201	69,038

OTHER LIABILITIES
Deferred rent-noncurrent	121	109	106
Performance obligation	3,903	3,878	3,692
Obligation under capital lease - noncurrent	206	139	116
Deferred grant-noncurrent	411	310	262

Total other liabilities	4,641	4,436	4,176

Total liabilities	69,815	70,637	73,214

SHAREHOLDERS’ EQUITY
Ordinary shares	111	109	110
Additional paid-in capital	160,242	159,012	159,072
Accumulated other comprehensive income	12,568	11,969	12,839
Accumulated deficit	(33,470)	(27,518)	(25,088)
Treasury stock	(2)	(2)	(3)

Total shareholders’ equity	139,449	143,570	146,930

TOTAL	$209,264	$214,207	$220,144

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Statements of Income - GAAP

(in thousands of US dollars, except for percentages)

(Unaudited)

	Three Months Ended			Fiscal Year Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011	December 31, 2012
NET REVENUE
IC products	$29,249	$36,130	$35,296	$129,800	$135,195
Services and Other	2,100	1,893	1,661	10,063	7,650

Total net revenue	31,349	38,023	36,957	139,863	142,845

COST OF REVENUE
IC products	22,081	26,029	25,679	95,446	99,236
Services and Other	1,053	947	881	4,954	4,124

Total cost of revenue	23,134	26,976	26,560	100,400	103,360

GROSS PROFIT	8,215	11,047	10,397	39,463	39,485
	26.2%	29.1%	28.1%	28.2%	27.6%
OPERATING EXPENSES
Research and development	2,921	2,543	2,632	9,963	10,713
Selling and marketing	2,265	2,642	3,061	8,857	10,755
General and administrative	2,451	2,634	2,504	9,139	9,925
Expenses related to acquired intangible assets	140	182	118	414	514
Impairment loss of acquired intangible assets	798	—	—	798	—

Total operating expenses	8,575	8,001	8,315	29,171	31,907

INCOME (LOSS) FROM OPERATIONS	(360)	3,046	2,082	10,292	7,578
	(1.1%)	8.0%	5.6%	7.4%	5.3%
OTHER INCOME (EXPENSE)
Interest income and expenses	292	202	141	1,068	772
Impairment of equity investment	(549)	—	(773)	(549)	(773)
Other, net	1,168	788	1,268	3,593	1,790

Other income (expenses), net	911	990	636	4,112	1,789

INCOME BEFORE INCOME TAX EXPENSE	551	4,036	2,718	14,404	9,367

INCOME TAX EXPENSE	(18)	448	288	935	985

NET INCOME	$569	$3,588	$2,430	$13,469	$8,382

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Cash Flows Statement - GAAP

(in thousands of US dollars)

(Unaudited)

	Three Months Ended			Fiscal Year Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011	December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$569	$3,588	$2,430	$13,469	$8,382
Depreciation and amortization	1,628	2,647	2,240	5,801	9,800
Impairment loss of acquired intangible assets	798	—	—	798	—
Other adjustments to net income	2,678	474	415	5,079	4,579
Changes in assets and liabilities	(547)	(2,513)	(2,439)	(11,814)	(15,074)

Net cash provided by operating activities	$5,126	$4,196	$2,646	$13,333	$7,687

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(9,811)	(8,867)	(12,579)	(28,281)	(39,484)
Acquisition of Aura Micro	—	—	—	(4,582)	—
Investment in equity securities	—	—	—	—	(1,587)
Financing to ZiZhu, receivable	3,219	789	795	(3,921)	3,169
Other cash flow from investing activities	2,213	(5,714)	(384)	(1,534)	(4,470)

Net cash used in investing activities	$(4,379)	$(13,792)	$(12,168)	$(38,318)	$(42,372)

CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	(425)	(1,406)	(304)	(1,497)	(2,721)
Net borrowings	2,300	—	7,000	(3,740)	9,500
Initial public offerings proceeds	—	—	—	49,085	—
Other cash flow from financing activities	46	20	27	(1,678)	92

Net cash provided by (used in) financing activities	$1,921	$(1,386)	$6,723	$42,170	$6,871

EFFECTS OF EXCHANGE RATE CHANGES	191	(14)	408	2,235	230

CHANGE IN CASH	$2,859	$(10,996)	$(2,391)	$19,420	$(27,584)

CASH, BEGINNING OF PERIOD	$61,278	$49,940	$38,944	$44,717	$64,137

CASH, END OF PERIOD	$64,137	$38,944	$36,553	$64,137	$36,553

BCD Semiconductor Manufacturing Limited

Reconciliation of GAAP to Non-GAAP Net Income and EPS

(in thousands of US dollars, except for per ADS data)

(Unaudited)

	Three Months Ended			Fiscal Year Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011	December 31, 2012

GAAP net income	$569	$3,588	$2,430	$13,469	$8,382

Share-based compensation (Note A)	522	237	327	1,998	1,377
Gain or loss on valuation of warrant liability	—	—	—	(745)	—
Impairment loss of acquired intangible assets	798	—	—	798	—
Expenses related to acquired intangible assets	140	182	118	414	514
Change in acquisition earn-out payment	—	—	—	—	(148)
Impairment of equity investment	549	—	773	549	773

Income tax impact in above items	(137)	—	(193)	(137)	(193)

Non-GAAP net income	$2,441	$4,007	$3,455	$16,346	$10,705

EPS (ADS) fully diluted, GAAP (Note B)	$0.03	$0.19	$0.13	$0.23	$0.45

EPS (ADS) fully diluted, Non GAAP (Note B)	$0.13	$0.22	$0.19	$0.86	$0.57

Note A:

	Three Months Ended			Fiscal Year Ended
	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2011	December 31, 2012
Share-based compensation
Cost of revenue	$77	$44	$42	$232	$178
Research and development	83	(45)	39	255	93
Selling, general and administrative	362	238	246	1,511	1,106

Total share-based compensation	$522	$237	$327	$1,998	$1,377

Note B:

The GAAP earnings per share of $0.23 for the full year of 2011 takes into account the 5 million ordinary shares at a fair value of $9.1 million issued to the Series C preference shareholders upon IPO completion, which were accounted for as deemed dividend reducing the earnings available to ordinary shareholders, whereas no dividend was reflected in the calculation of non-GAAP earnings per share.